FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street

Vancouver, BC V6C 2T8

Item 2.

Date Of Material Change

October 4, 2004

Item 3.

Press Release

October 5, 2004 - Vancouver, British Columbia

Item 4.

Summary Of Material Change

Forbes Medi-Tech Inc. has appointed a new Chief Financial Officer.

Item 5.

Full Description Of Material Change

See attached press release.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

None.

Item 8.

Executive Officer

Mr. Charles Butt, President & Chief Executive Officer.  Telephone (604) 689-5899.

Item 9.

Date Of Report

October 5, 2004

FORBES MEDI-TECH INC.

Per:

(signed) “Charles Butt”

President & Chief Executive Officer

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

October 5, 2004

Company Appoints New Chief Financial Officer

~David Goold from Vizon SciTec Inc. Joins Forbes Medi-Tech Team~

Vancouver, BC – Forbes Medi-Tech Inc. (TSX: FMI; NASDAQ:FMTI) today announced the appointment of David Goold, CA as Chief Financial Officer (CFO) of the Company. Prior to joining Forbes Medi-Tech, Mr. Goold held the position of Vice President and Chief Financial Officer for Vizon SciTec Inc., and its predecessor company BC Research Inc. for six years.

With BC Research, in addition to being part of the senior management of the consulting research and development business, he was involved in the creation and financing of three technology based entities. Mr. Goold’s previous experience includes Vice President, Finance for a publicly listed manufacturing company, and international experience with a California based clothing manufacturer and distributor. Mr. Goold began his career at Price Waterhouse in 1980, working in their offices in Vancouver, BC and Johannesburg, South Africa.

Mr. Goold received his Bachelor of Commerce degree from the University of British Columbia in 1980 and has been a member of the Institute of Chartered Accountants of B.C. since 1982.

“David’s experience in financing and partnership development will be a tremendous asset to Forbes, particularly to help meet our financial and strategic growth objectives,” said Charles Butt, President and CEO, Forbes Medi-Tech.

“After reviewing the Company’s revenue base and promising pharmaceutical development program, I am very encouraged by Forbes’ growth potential,” said Goold.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements regarding the Company’s assets, growth and objectives, which statements can be identified by the use of forward-looking terminology such as “will be”, "objectives” and “potential”.  The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the Company's need for future financing, which may not be available on acceptable terms or at all; the need for regulatory approvals, the receipt of which cannot be assured; the need for continued cooperation and performance by the Company's joint venture partner, Chusei (USA) Inc.; the need to control costs and the possibility of unanticipated expenses and delays; research and development risks; the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; and the need to attract and retain key management personnel; any of which could cause actual results to vary materially from current results or the Company's anticipated future results. See the Company's reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to the Company’s forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this News Release.